September 24, 2014	Frank J. Lopez Partner d 212.969.3492 f 212.969.2900 flopez@proskauer.com www.proskauer.com

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Suzanne Hayes

Re:	Fifth Street Asset Management Inc.
Registration Statement on Form S-1
Filed on September 8, 2014
File No. 333-198613

Dear Ms. Hayes:

On behalf of Fifth Street Asset Management Inc. (the “Company”), we supplementally submit this letter and attachments to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the above-referenced registration statement of the Company filed with the Commission on Form S-1 (File No. 333-198613) on September 8, 2014 (as amended, the “Registration Statement”).

The purpose of this letter is to provide the Staff with an opportunity to review the section of the Registration Statement entitled “Unaudited Pro Forma Condensed Combined Financial Information,” which is attached as Annex A.

The attached materials contain financially sensitive information and the assumed offering price, number of shares to be offered and related information are subject to change based upon market conditions, Company performance and other factors.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3492 with any questions or comments regarding this supplemental response or if you wish to discuss the above or attached materials.

Sincerely,

/s/ Frank J. Lopez

Frank J. Lopez

c:	Leonard M. Tannenbaum, Fifth Street Asset Management Inc.
Bernard D. Berman, Fifth Street Asset Management Inc.
Stuart H. Gelfond, Fried, Frank, Harris, Shriver & Jacobson LLP

Annex A

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information present the condensed combined results of operations and financial condition of Fifth Street Asset Management, assuming that all of the transactions described in the bullet points below had been completed as of January 1, 2013 with respect to the unaudited condensed combined pro forma statement of income information for the year ended December 31, 2013, and with respect to the unaudited condensed combined pro forma statement of income information for the six months ended June 30, 2014, and as of June 30, 2014 with respect to the unaudited condensed combined pro forma statement of financial condition as of June 30, 2014. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of the Fifth Street Management Group, which is the accounting predecessor. The adjustments are described in the notes to the unaudited condensed combined pro forma statement of financial condition and the unaudited condensed combined pro forma statements of income. All amounts shown herein are in thousands except share and per share amounts, unless otherwise noted.

The pro forma adjustments in the Reorganization and Other Adjustments column principally give effect to certain transactions in connection with the reorganization transactions described in “Our Structure and Reorganization,” including:

•	the recapitalization of membership interests of Fifth Street Management into Holdings LP Interests;
•	an adjustment to reflect compensation expense associated with the immediate vesting of a Principal’s interest in Fifth Street Holdings; and
•	an adjustment to reflect compensation expense, including the reclassification of amounts previously recorded as distributions, associated with the modification of vesting provisions of certain member interests in Fifth Street Holdings.

The pro forma adjustments in the Offering Adjustments column principally give effect to certain transactions in connection with the offering transactions described in “Our Structure and Reorganization,” including:

•	the issuance of 7,000,000 shares of our Class A common stock in this offering at the assumed initial public offering price of $30.00 per Class A common share (the midpoint of the estimated price range set forth on the front cover of this prospectus), less estimated underwriting discounts of approximately $12.6 million, resulting in net proceeds of $197.4 million before estimated offering expenses of $3.0 million payable by us;
•	the use of the net proceeds from this offering of $197.4 million to purchase 14.00% of the Holdings LP Interests from the Holdings Limited Partners;
•	an adjustment to reflect compensation expense associated with the granting of: (i) 1,087,255 restricted stock units to be settled in Class A common shares, (ii) options to acquire 5,357,000 Class A common shares, and (iii) stock appreciation rights for 92,500 shares of Class A common stock to be settled in cash, which we expect will be granted to our executive officers, professionals and directors at the time of this offering;
•	the associated impacts of the tax receivable agreement as described in “Certain Relationships and Related-Party Transactions — Tax Receivable Agreement,” resulting in an increase of $117.7 million in deferred tax assets, $100.0 million in liability to the TRA Recipients and $17.7 million in additional paid-in capital;
•	the impact of federal, state and local income taxes on the income allocated to us;
•	the reclassification of amounts due to the previous members of Fifth Street Management, which relates to undistributed earnings generated through the ordinary course of business through June 30, 2014; and
•	the reclassification from controlling interest in Fifth Street Management to non-controlling interests in Fifth Street Holdings relating to the Holdings LP Interests to be held directly by the Holdings Limited Partners following our reorganization.

As described in greater detail under “Certain Relationships and Related-Party Transactions — Tax Receivable Agreement,” we will enter into a tax receivable agreement with the TRA Recipients that will provide for the payment by us to the TRA Recipients of 85% of the amount of cash tax savings, if any, in U.S. federal, state, local and foreign income tax we actually realize (or, under certain circumstances, are deemed to realize) as a result of increases in tax basis and certain other tax benefits related to the purchase of Holdings LP Interests concurrent with this offering and any subsequent exchanges of Holdings LP Interests for our Class A common stock, including tax benefits attributable to payments under the tax receivable agreement. The anticipated payments under the tax receivable agreement that are related to the purchase of Holdings LP Interests pursuant to the initial public offering have been reflected in the pro forma adjustments.

We will record an increase to the deferred tax assets for the estimated income tax effects of the increase in tax basis of the assets owned by Fifth Street Holdings, based on enacted federal and state tax rates at the date of the sale of Holdings LP Interests pursuant to the initial public offering. To the extent that it is determined that it is more likely than not that we will not realize the full benefit of the deferred tax asset, we will reduce the deferred tax asset with a valuation allowance.

We will record 85% of the estimated realizable benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to liability to the TRA Recipients under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to partners’ capital.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, SEC reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing, tax and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The unaudited pro forma condensed combined financial information should be read together with “Our Structure and Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Fifth Street Asset Management that would have occurred had the transactions described above occurred on the dates indicated or had we operated as a public entity during the periods presented or for any future period or date. The unaudited pro forma condensed combined financial information should not be relied upon as being indicative of our future or actual results of operations or financial condition had the reorganization transactions described under “Our Structure and Reorganization” and the other transactions described above occurred on the dates assumed. The unaudited pro forma condensed combined financial information also does not project our results of operations or financial position for any future period or date.

Unaudited Condensed Combined Pro Forma Statement of Financial Condition
As of June 30, 2014
(in thousands)

	Fifth Street Management Group Combined Historical	Reorganization and Other Adjustments(1)		Fifth Street Management Group Pro Forma	Offering Adjustments(2)		Fifth Street Asset Management, Inc. Pro Forma, as Adjusted for the Offering
ASSETS
Cash and cash equivalents	$390			$390	197,400	(b)	$390
					(197,400	)(c)
Management fees receivable	22,560			22,560			22,560
Prepaid expenses	542			542			542
Due from affiliates	1,377			1,377			1,377
Fixed assets, net	8,380			8,380			8,380
Other assets	3,656			3,656	(1,117	)(b)	2,539
Deferred tax assets	—			—	117,657	(f)	117,657
Assets of Combined Funds:
Cash and cash equivalents	6,996			6,996			6,996
Investments at fair value	159,855			159,855			159,855
Interest receivable	208			208			208
Unsettled trades receivable	26,071			26,071			26,071
Deferred financing costs	1,029			1,029			1,029
TOTAL ASSETS	$231,064	$—		$231,064	$116,540		$347,604
LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY
LIABILITIES:
Accounts payable and accrued expenses	$4,291			$4,291	1,883	(b)	$6,174
Accrued compensation and benefits	5,364			5,364			5,364
Due to former members	3,430			3,430			3,430
Due to members	—	17,092	(a)	17,092	(17,092	)(c)	100,008
					100,008	(f)
Distribution payable	—			—	19,157	(g)	19,157
Loan payable	4,000			4,000			4,000
Due to affiliates	143			143			143
Deferred rent liability	2,918			2,918			2,918
Liabilities of Combined Funds:
Accounts payable and accrued expenses	44			44			44
Securities sold short at fair value	1,602			1,602			1,602
Unsettled trades payable	51,736			51,736			51,736
Interest payable	857			857			857
Notes payable	82,859			82,859			82,859
TOTAL LIABILITIES	157,244	17,092		174,336	103,956		278,292
COMMITMENTS AND CONTINGENCIES
REDEEMABLE NON-CONTROLLING INTERESTS	34,176			34,176			34,176
NON-CONTROLLING INTERESTS	20,487			20,487			20,487
MEMBERS'/STOCKHOLDERS' EQUITY:
Class A common stock	—			—	70	(b)	70
Class B common stock	—			—			—
Additional paid-in capital	—			—	180,238	(b)	14,579
					(3,000	)(b)
					(180,308	)(c)
					17,649	(f)
Members' equity	19,157	(17,092	)(a)	2,065	(19,157	)(g)	—
					17,092	(b)
					—	(d)
					—	(e)
TOTAL MEMBERS'/STOCKHOLDERS' EQUITY	39,644	(17,092)		22,552	12,584		35,136
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND MEMBERS'/STOCKHOLDERS' EQUITY	$231,064	$—		$231,064	$116,540		$347,604

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition

(1) Reorganization and Other Adjustments

On June 27, 2014, the Principals formed Fifth Street Holdings as a Delaware limited partnership and, prior to the transactions described below, were the general partners and limited partners of Fifth Street Holdings. Fifth Street Holdings has a single class of limited partnership interests, the Holdings LP Interests. Immediately prior to this offering:

•	The Principals will contribute the general partnership interests of Fifth Street Holdings to us in exchange for 100% of our shares of our Class B common stock;
•	The members of Fifth Street Management will contribute 100% of the membership interests of Fifth Street Management to Fifth Street Holdings in exchange for Holdings LP Interests; and
•	The members of FSCO GP will contribute 100% of the membership interests of FSCO GP to Fifth Street Holdings in exchange for Holdings LP Interests.

In connection with our reorganization, we will enter into an exchange agreement with the Holdings Limited Partners that will grant each Holdings Limited Partner and certain permitted transferees the right, beginning two years after the closing of this offering and subject to vesting and minimum retained ownership requirements, on a quarterly basis, to exchange such person’s Holdings LP Interests for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. As a result, each Holdings Limited Partner will, over time, have the ability to convert his or her illiquid ownership interests in Fifth Street Holdings into Class A common stock that can more readily be sold in the public markets. See “Certain Relationships and Related-Party Transactions — Exchange Agreement.”

As a result of the reorganization transactions described above and this offering:

•	the Principals will initially hold shares of our Class B common stock and Holdings LP Interests, the Holdings Limited Partners, including the Principals, will initially hold Holdings LP Interests and we will hold Holdings LP Interests;
•	through their holdings of our Class B common stock, the Principals will, in the aggregate, have approximately % of the voting power of our common stock;

For more detailed information regarding our reorganization, please see “Our Structure and Reorganization.” The following adjustments reflect the above transactions:

(a)	Reflects the recapitalization of membership interests in Fifth Street Management and FSCO GP into Holdings LP Interests. Such adjustments give effect to accounting guidance which states that an employee begins to bear the risks and rewards of stock ownership when, for example, an employee receives unrestricted shares upon exercise of an option or vests in a restricted stock award for a reasonable period of time (e.g. at least six months). The awards of certain employees in Holdings will become vested upon the recapitalization and sold back to the Company immediately after the recapitalization. Since the six month holding period has not been met, the awards will be reclassified as liabilities, and equity-to-liability modification accounting will be applied. As such the following adjustments have been made:
•	recognition of compensation expense in the amount of $8.0 million with a corresponding credit to members’ equity, which had no net impact on members’ equity, representing the unamortized balance of the grant-date fair value of outstanding awards to the extent the vesting conditions have been accelerated, which is expected to be 100% for one of the Principals and 20% for the other Holdings Limited Partners;

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition

•	recognition of a liability in the amount of $17.1 million representing the fair value of the interests that will be repurchased (at the assumed Offering price), with additional compensation expense representing the value of the liability in excess of previously recognized compensation expense; and
•	reclassification to compensation expense (from equity) of previous distributions relating to the repurchased interests.

(2) Offering Adjustments

In this offering, we will offer shares of Class A common stock representing 100% of our issued and outstanding Class A common stock. We will use the net proceeds of this offering to purchase a portion of the Holdings LP Interests from the Holdings Limited Partners. Following this offering and our purchase of Holdings LP Interests, we will own 14.0% of the Holdings LP Interests. We will become the sole general partner of Fifth Street Holdings, which will be the sole member of both Fifth Street Management and FSCO GP, the entities through which we operate our business. We will have an approximate 14.0% economic interest in Fifth Street Holdings and, as general partner, sole control over its management (subject to certain limited exceptions with respect to certain fundamental matters). Accordingly, we will consolidate the financial results of Fifth Street Holdings, Fifth Street Management and FSCO GP, and will record a non-controlling interest on our statement of financial condition for the economic interest in Holdings held by the other existing members, which initially will be the Holdings Limited Partners. Our acquisition of membership interests in Fifth Street Management and FSCO GP will be treated as a reorganization of entities under common control. Accordingly, the pro forma adjusted assets and liabilities assumed by us through this offering will be reported at Fifth Street Management’s and FSCO GP’s historical cost basis:

(b)	Reflects the issuance of 7,000,000 shares of our Class A common stock in this offering at the assumed initial public offering price of $30.00 per Class A common share (the midpoint of the estimated price range set forth on the front cover of this prospectus), less estimated underwriting discounts of approximately $12.6 million, resulting in net proceeds of $197.4 million before estimated offering expenses of $3.0 million payable by us.
(c)	Reflects the use of the net proceeds from this offering of $197.4 million to purchase 14.0% of the Holdings LP Interests from the Holdings Limited Partners.
(d)	Amount reflects the net effect of a capital contribution and compensation expense recognized upon the settlement by Leonard M. Tannenbaum of previously vested equity awards granted to a Principal and two former members in the amount of $5.1 million which have no net impact on members’ equity.
(e)	Amount reflects the net effect of a capital contribution and compensation expense recognized upon the one-time payment by Leonard M. Tannenbaum to settle certain profit interests in the amount of $2.0 million held in Fifth Street Management that will be eliminated upon the effectiveness of the registration statement of which this prospectus forms a part.
(f)	Reflects the impact of the tax receivable agreement, as described in “Certain Relationships and Related-Party Transactions — Tax Receivable Agreement,” which results in an increase of $117.7 million in deferred tax assets, $100.0 million in liability to the TRA Recipients and $17.7 million in additional paid-in capital. The amounts recorded for both the deferred tax asset and the liability for our obligations under the tax receivable agreement have been estimated and reflect that payments under the tax receivable agreement will further increase the tax benefits and the estimated payments under the tax receivable agreement. All of the effects of changes in any of our estimates after the date of the purchase will be reflected in net income. The effect of any subsequent changes in tax rates will also be reflected in net income. Any future exchanges of Holdings LP Interests will be accounted for in a similar manner at the time of the exchange.
(g)	Reflects the reclassification of amounts due to the previous members of Fifth Street Management, which relates to undistributed earnings generated through the ordinary course of business through June 30, 2014.

Unaudited Condensed Combined Pro Forma Statement of Income
For the Year Ended December 31, 2013
(in thousands, except share and per share amounts)

	Fifth Street Management Group Combined Historical	Reorganization and Other Adjustments(1)		Fifth Street Management Group Pro Forma		Offering Adjustments(2)		Fifth Street Asset Management, Inc. Pro Forma, as Adjusted for the Offering
REVENUES:
Management fees	$68,417			$68,417				$68,417
Other fees	5,205			5,205				5,205
Total revenues	73,622	—		73,622		—		73,622
EXPENSES:
Compensation and benefits	22,411	(522	)(h)	21,889		9,276	(i)	31,165
Fund start-up expenses	5,702			5,702				5,702
General, administrative and other expenses	5,506			5,506				5,506
Depreciation and amortization	237			237				237
Total expenses	33,856	(522)		33,334		9,276		42,610
OTHER INCOME, net	6	—		6		—		6
INCOME BEFORE TAXES	39,772	522		40,294		(9,276)		31,018
Provision for income taxes	—			—		1,732	(k)	1,732
NET INCOME	39,772	522		40,294		(11,008)		29,286
Net income attributable to non-controlling interests	—			—		(26,675	)(j)	(26,675)
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS IN FIFTH STREET MANAGEMENT GROUP	$39,772	$522		$40,294		$(37,683)
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS IN FIFTH STREET ASSET MANAGEMENT								$2,611
Net income per share of Class A Common Stock:
Basic				$0.81	(l)			$0.37	(l)
Diluted				$0.81	(l)			$0.36	(l)
Weighted average shares of Class A Common Stock Outstanding:
Basic				50,000,000	(l)			7,000,000
Diluted				50,000,000	(l)			7,162,300	(l)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Condensed Combined Pro Forma Statement of Income
For the Six Months Ended June 30, 2014
(in thousands, except share and per share amounts)

	Fifth Street Management Group Combined Historical	Reorganization and Other Adjustments(1)		Fifth Street Management Group Pro Forma		Offering Adjustments(2)		Fifth Street Asset Management, Inc. Pro Forma, as Adjusted for the Offering
REVENUES:
Management fees	$45,053			$45,053				$45,053
Other fees	2,018			2,018				2,018
Total revenues	47,071	—		47,071		—		47,071
EXPENSES:
Compensation and benefits	19,181	(415	)(h)	18,766		4,638	(i)	23,404
Fund start-up expenses	291			291				291
General, administrative and other expenses	4,059			4,059				4,059
Depreciation and amortization	233			233				233
Expenses of Combined Funds	42			42				42
Total expenses	23,806	(415)		23,391		4,638		28,029
OTHER INCOME (EXPENSE):
Interest and other income (expense), net	26			26				26
Interest and other income of Combined Funds	1,721			1,721				1,721
Interest expense of Combined Funds	(987)			(987)				(987)
Net realized gain on investments of Combined Funds	716			716				716
Net change in unrealized appreciation on investments of Combined Funds	1,087			1,087				1,087
Total other income, net	2,563	—		2,563		—		2,563
INCOME BEFORE TAXES	25,828	415		26,243		(4,638)		21,605
Provision for income taxes	—			—		1,079	(k)	1,079
NET INCOME	25,828	415		26,243		(5,717)		20,526
Net income attributable to redeemable non-controlling interests in Combined Fund	(1,264)			(1,264)				(1,264)
Net income attributable to non-controlling interests in Combined Fund	(1,015)			(1,015)				(1,015)
Net income attributable to non-controlling interests	—			—		(16,620	)(j)	(16,620)
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS IN FIFTH STREET MANAGEMENT GROUP	$23,549	$415		$23,964
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS IN FIFTH STREET ASSET MANAGEMENT						$(22,337)		$1,627
Net income per share of Class A Common Stock:
Basic				$0.48	(l)			$0.23	(l)
Diluted				$0.48	(l)			$0.22	(l)
Weighted average shares of Class A Common Stock Outstanding:
Basic				50,000,000	(l)			7,000,000	(l)
Diluted				50,000,000	(l)			7,280,901	(l)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

(1) Reorganization and Other Adjustments

(h)	Reflects adjustments to compensation expense associated with modification of vesting requirements in connection with the recapitalization of membership interests, as discussed in adjustment (a), in Fifth Street Management and FSCO GP into Holdings LP Interests.

(2) Offering Adjustments

(i)	Reflects additional compensation expense associated with the granting of: (1) 1,087,255 restricted stock units to be settled in Class A common shares, (2) options to acquire 5,357,000 Class A common shares, and (3) stock appreciation rights for 92,500 shares of Class A common stock to be settled in cash, which we expect will be granted to our executive officers, professionals and directors at the time of this offering. The effects of these items on our unaudited condensed combined pro forma statements of income are as follows:

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Grant of restricted stock units to be settled in Class A common shares(1)	$1,837	$3,674
Grant of options to acquire Class A common shares(2)	2,772	5,544
Grant of stock appreciation rights to be settled in cash(3)	29	58
Total	$4,638	$9,276

(1)	At the time of this offering, we expect to grant restricted stock units to be settled in our Class A common shares with an aggregate value of approximately $28.5 million based on 1,087,255 restricted stock units at a grant date fair value of $26.18 per share (the fair value at the offering date after giving effect to a 12.73% discount for lack of marketability imposed by the post-vesting restriction period) to our executive officers, professionals and outside directors. We used the average of the Chaffe method and Finnerty’s average strike price put option model to estimate the discount. The restricted stock units will not vest for three years and subsequently vest at a rate of one-third per year on the fourth, fifth and sixth anniversary of the grant date. These awards will become salable at a rate of one-quarter (¼) per year, beginning on the sixth, seventh, eighth and ninth anniversary of the grant date. Upon vesting, shares of Class A common stock will be delivered to the participant. The grant date fair value of the restricted shares will be charged to compensation expense as they vest over the applicable service period. The amount of the adjustment has been derived based on a grant date fair value of $26.18 per share, multiplied by the number of restricted shares, expensed over the assumed six-year service period. Additionally, the calculation of the expense assumes a forfeiture rate of 5%. The total compensation expense expected to be recognized in all future periods associated with the restricted stock units, considering assumed forfeitures, is approximately $22.0 million.
(2)	At the time of this offering, we intend to grant options to acquire a total of 5,357,000 shares of our Class A common stock with an aggregate value of approximately $23.7 million to our executive officers and professionals. Since all of the options granted either restrict salability upon vesting or have strike prices in excess of the expected mid-point of the estimated pricing range, the use of standard option pricing models such as Black-Scholes is precluded by ASC 718. As such, we have utilized a Monte Carlo pricing simulation, a statistical pricing technique, to measure the fair value of option awards on the date of grant. The following table provides summary information and significant assumptions for each tranche of options granted in connection with the offering:

Number of options granted	3,351,000	2,006,000
Strike price	$30.00	$33.00
Contractual term	10 years	5 years
Expected dividend yield	4.74%	4.74%
Expected volatility	28.5%	28.5%
Risk-free rate	2.50%	1.76%
Fair value per unit	4.85	3.71

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

The stock options with a ten year contractual term will not vest for three years and subsequently vest and become exercisable at a rate of one-third on the fourth, fifth and sixth anniversary of the grant date. These awards will become salable at a rate of one-quarter (¼) per year, beginning on the sixth, seventh, eighth and ninth anniversary of the grant date. The grant date fair value of the awards in the amount of $16.3 million will be charged to compensation expense ratably over the six year service period. The stock options with a five year contractual term will vest over two years, with one-half (½) of the award vesting on the first and second anniversary of the grant date. Upon the vesting of these grants, the options are exercisable with no sale restrictions. The grant date fair value of the awards in the amount of $7.4 million will be charged to compensation expense ratably over the two year service period. The fair value measurements of these grants are based on an assumed offering price of $30.00 per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the front cover of this prospectus. The total compensation expense expected to be recognized in all future periods associated with the options assuming an estimated forfeiture rate of 5%, is approximately $19.5 million. Actual expense may vary significantly.

(3)	At the time of this offering, we intend to grant to our professionals stock appreciation rights (“SARs”) to be settled in cash with an aggregate value of approximately $0.5 million based on 92,500 shares at an estimated fair value of $4.85 per unit. The SARs terms and conditions are substantially similar to the provisions of the ten year option grants discussed above. Upon vesting, the units will be settled in cash. Because the awards are subject to vesting, no liability will be recorded upon grant and thus no pro forma adjustment is reflected in our unaudited condensed combined pro forma statement of financial condition. The fair value of the SARs will be re-measured each reporting period until settlement and changes in fair value will be charged to compensation expense as the SARs vest over the remaining service period. The amount of the adjustment has been derived based on a grant date fair value using the assumed initial public offering price of $30.00 per share, which represents the expected midpoint of the estimated pricing range, multiplied by the number of unvested shares, expensed over the six year service period. No change to the fair value of the liability is assumed over the periods presented. Additionally, the calculation of the expense assumes a forfeiture rate of 5%. The total compensation expense expected to be recognized in all future periods associated with the stock appreciation rights, considering assumed forfeitures, is approximately $0.3 million.
(j)	As described in “Our Structure and Reorganization,” Fifth Street Asset Management Inc. will become the sole general partner of Fifth Street Holdings. Immediately following this offering, we will have an approximate 14.0% economic interest in Fifth Street Holdings and, as general partner, sole voting power and control over its management. This adjustment reflects the reclassification from controlling interest in equity of Fifth Street Management Group to non-controlling interests in Fifth Street Holdings of the 86.0% Holdings LP Interests to be held directly by the Holdings Limited Partners following our reorganization.

Net income attributable to non-controlling interests in Fifth Street Asset Management has been computed as follows:

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Income before taxes	$21,605	$31,018
Net income attributable to redeemable non-controlling interests in Combined Fund	(1,264)	—
Net income attributable to non-controlling interests in Combined Fund	(1,015)	—
Net income of Fifth Street Asset Management	19,326	31,018
Holdings Limited Partners’ LP Interests	86.0%	86.0%
Net income attributable to non-controlling interests in Fifth Street Asset Management	$16,620	$26,675

(k)	Prior to the offering, substantially all of the earnings of Fifth Street Management passed through directly to the members without being subject to entity level income taxes. This adjustment reflects the impact of federal, state and local income taxes on the income of Fifth Street Asset Management. The effective rate of pro forma income tax is estimated to be approximately 40% and was determined by combining the projected federal, state and local income taxes.

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

The provision for corporate income taxes has been computed as follows:

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Income before taxes and non-controlling interests	$21,605	$31,018
Net income attributable to redeemable non-controlling interests in Combind Funds	(1,264)	—
Net income attributable to non-controlling interests in Combined Funds	(1,015)	—
Net income attributable to non-controlling interests	(16,620)	(26,675)
Fifth Street Asset Management Inc. Taxable Income	$2,706	$4,342
Provision for Corporate Income Taxes	$1,079	$1,732

Calculation of Net Income per Share of Class A Common Stock

(l)	For purposes of calculating pro forma net income per share of Class A common stock, the weighted-average number of shares of Class A common stock outstanding of Fifth Street Asset Management is calculated as follows:

	Six Months Ended June 30, 2014
	Pro Forma		Pro Forma, as Adjusted
	Basic	Diluted	Basic	Diluted
Class A common shares outstanding	50,000,000	50,000,000	7,000,000	7,000,000
Restricted stock units(1)	—	—	—	280,901
Options to acquire Class A common shares(1)	—	—	—	—
Fifth Street Holdings LP Interests(2)	—	—	—	—
Weighted-average Class A common shares outstanding	50,000,000	50,000,000	7,000,000	7,280,901

	Year Ended December 31, 2013
	Pro Forma		Pro Forma, as Adjusted
	Basic	Diluted	Basic	Diluted
Class A common shares outstanding	50,000,000	50,000,000	7,000,000	7,000,000
Restricted stock units(1)	—	—	—	162,300
Options to acquire Class A common shares(1)	—	—	—	—
Fifth Street Holdings LP Interests(2)	—	—	—	—
Weighted-average Class A common shares outstanding	50,000,000	50,000,000	7,000,000	7,162,300

(1)	We apply the treasury stock method to determine the dilutive weighted-average number of shares of Class A common stock represented by our restricted shares to be settled in shares of our Class A common stock and options to acquire shares of our Class A common stock. Under the treasury stock method, compensation expense attributed to future services and not yet recognized is presumed to be used to acquire outstanding shares of common stock, thus reducing the weighted-average number of shares and the dilutive effect of these awards.

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

(2)	In connection with our reorganization, we will enter into an exchange agreement with the holders of the Holdings LP Interests. Under the exchange agreement, subject to any applicable transfer restrictions and other provisions, such holders may, up to four times each year, from and after the second anniversary of the date of the consummation of this offering (subject to the terms of the exchange agreement), exchange their Holdings LP Interests for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, share distributions and reclassifications, or, at our option, for cash.

We apply the “if-converted” method to the vested Holdings LP Interests to determine the dilutive weighted-average number of shares of our Class A common stock outstanding. Under the “if-converted” method, shares are increased by the additional number of shares of our Class A common stock that would have been outstanding if the securities had been converted at the beginning of each reporting period. We apply the treasury stock method to unvested Holdings LP Interests and the “if-converted” method on the resulting number of additional shares of our Class A common stock to determine the dilutive weighted-average common units represented by unvested Holdings LP Interests.

In computing the dilutive effect that the exchange of Holdings LP Interests would have on net income per share, we considered that net income available to holders of Class A common shares would increase due to the elimination of non-controlling interests in Holdings (including any tax impact). Based on these calculations, the incremental 43,000,000 Class A common shares were anti-dilutive, and therefore have been excluded.

Shares of Class B common stock have no impact on our calculation of pro forma net income per share of Class A common stock as holders of our Class B common stock do not participate in our net income or dividends.

Pro forma basic and diluted net income per share of our Class A common stock is calculated as follows:

	Six Months Ended June 30, 2014
	Pro Forma		Pro Forma, as Adjusted
	Basic	Diluted	Basic	Diluted
Pro forma net income available to Class A shareholders(1)	$23,964	$23,964	$1,627	$1,627
Weighted-average shares outstanding	50,000,000	50,000,000	7,000,000	7,280,901
Pro forma net income per Class A common share	$0.48	$0.48	$0.23	$0.22

	Year Ended December 31, 2013
	Pro Forma		Pro Forma, as Adjusted
	Basic	Diluted	Basic	Diluted
Pro forma net income available to Class A shareholders(1)	$40,294	$40,294	$2,611	$2,611
Weighted-average shares outstanding	50,000,000	50,000,000	7,000,000	7,162,300
Pro forma net income per Class A common share	$0.81	$0.81	$0.37	$0.36

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

(1)	In computing the dilutive effect that the exchange of Holdings LP Interests would have on net income per Class A common share, we considered that net income attributable to Fifth Street Asset Management Inc. would increase due to the elimination of non-controlling interests in Holdings (including any tax impact).

Adjusted Net Income — Pro Forma

Adjusted Net Income is a non-GAAP measure that represents net income excluding (i) one-time compensation-related charges including the amortization of equity-based awards, (ii) non-recurring underwriting costs relating to the initial public offering of FSFR and (iii) non-recurring professional fees incurred in connection with this offering. We believe the exclusion of these items provides investors with a meaningful indication of our core operating performance and Adjusted Net Income is evaluated regularly by our management as a decision tool for deployment of resources. We believe that reporting Adjusted Net Income is helpful in understanding our business and that investors should review the same supplemental non-GAAP financial measures that our management uses to analyze our performance. Adjusted Net Income has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results prepared in accordance with GAAP. The use of Adjusted Net Income without consideration of related GAAP measures is not adequate due to the adjustments described above. This measure supplements and should be considered in addition to and not in lieu of the results of operations discussed below, which are prepared in accordance with GAAP.

The following table is a reconciliation of pro forma net income attributable to the controlling and non-controlling interests of Fifth Street Asset Management Inc. for the six months ended June 30, 2014 and the year ended December 31, 2013 to pro forma Adjusted Net Income for the comparable period giving pro forma effect to the reorganization and offering transactions and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2013.

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Pro forma net income attributable to controlling and non-controlling interests	$18,247	$29,286
Adjustments:
Compensation-related charges	10,188	10,494
FSFR initial public offering underwriting costs	—	5,700
Professional fees	600	—
Adjusted Net Income – Pro Forma	$29,035	$45,480